Filed by Western Refining Logistics, LP
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Western Refining Logistics, LP
Commission File No.: 001-36114
On August 8, 2017, Western Refining Logistics, LP ("WNRL") made the following excerpt from its earnings call script available on its website.
"In addition, Andeavor has indicated it has authorized their management to work with the board of directors and management of Andeavor Logistics to consider and begin to negotiate a merger of Andeavor Logistics and Western Refining Logistics.
In addition, Andeavor has indicated it has authorized their management to work with the board of directors and management of Andeavor Logistics to consider changes to the capital structure of Andeavor Logistics with respect to the incentive distribution rights or IDRs.
The board of directors and the conflicts committee of WNRL has received an initial offer and is reviewing the offer. Management believes it will be able to complete negotiations and announce the transaction during the third quarter of 2017."
Forward Looking Statements
This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed acquisition by Andeavor Logistics LP (“ANDX”) of WNRL, synergies and the shareholder value to result from the combined company, and the proposed buy-in of ANDX’s incentive distribution rights by Andeavor (“ANDV”) in exchange for common units of ANDX. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the negotiation and execution, and the terms and conditions, of definitive agreements relating to the proposed transactions and the ability of ANDX, WNRL and/or ANDV, as applicable, to enter into or consummate such agreements, the risk that the proposed transactions do not occur, expected timing and likelihood of completion of the proposed transactions, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transactions, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could cause the parties to abandon the transactions, risks related to disruption of management time from ongoing business operations due to the proposed transactions, the risk that any announcements relating to the proposed transactions could have adverse effects on the market price of ANDX’s common units, WNRL’s common units or ANDV’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of ANDX, WNRL and ANDV to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend ANDX may pay, and other factors. All such factors are difficult to predict and are beyond ANDX’s, WNRL’s or ANDV’s control, including those detailed in ANDX’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on ANDX’s website at http://andeavorlogistics.com/ and on the SEC’s website at http://www.sec.gov, those detailed in WNRL’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on WNRL’s website at http://www.wnrl.com and on the SEC website at http://www.sec.gov, and those detailed in ANDV’s website at http://www.andeavor.com and on the SEC website at http://www.sec.gov. ANDX’s, WNRL’s and ANDV’s forward-looking statements are based on assumptions that ANDX, WNRL and ANDV believe to be reasonable but that may not prove to be accurate. ANDX, WNRL and ANDV undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.
No Offer or Solicitation
This communication relates to a proposed business combination between WNRL and ANDX and the proposed transaction between ANDX and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In the event that the parties enter into definitive agreements with respect to the proposed transactions, ANDX and WNRL intend to file a registration statement on Form S-4, containing a consent statement/prospectus (the “S-4”) with the SEC. This communication is not a substitute for the registration statement, definitive consent statement/prospectus or any other documents that ANDX, WNRL or ANDV may file with the SEC or send to unitholders in connection with the proposed transaction. UNITHOLDERS OF ANDX AND WNRL AND SHAREHOLDERS OF ANDV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE CONSENT STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, investors and security holders will be able to obtain copies of these documents, including the consent statement/prospectus, and any other documents that may be filed with the SEC in the event that the parties enter into definitive agreements with respect to the proposed transactions free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ANDX will be made available free of charge on ANDX’s website at http://andeavorlogistics.com/ or by contacting ANDX’s Investor Relations Department by phone at 1-800-837-6768. Copies of documents filed with the SEC by WNRL will be made available free of charge on WNRL’s website at http://www.wnrl.com or by contacting WNRL’s Investor Relations Department by phone at 1-800-837-6768. Copies of documents filed with the SEC by ANDV will be made available free of charge on ANDV’s website at http://www.andeavor.com or by contacting ANDV’s Investor Relations Department by phone at 1-800-837-6768.